

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, DC 20549-4628

January 22, 2010

<u>Via U.S. Mail and Facsimile</u>
Tyrone McClay
President, Chief Executive Officer and Director
Stealth Resources Inc.
#2-1839 West 5<sup>th</sup> Ave.
Vancouver, B.C. V6J 1P5
Canada

> **Re:    Stealth Resources Inc.**
> **Post Effective Amendment to Form S-1**
> **Filed December 30, 2009**
> **Form 10-Q for the Quarterly Period Ended November 30, 2009**
> **Filed January 5, 2010**
> **File Number 333-151702**

Dear Mr. McClay:

   We have limited our review of your filing to those issues we have addressed in our comment.  Where indicated, we think you should revise your filing in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Post Effective Amendment to Form S-1</u>

<u>General</u>

1.    Please revise your filing to include unaudited financial statements for the quarter ended November 30, 2009.

Form 10-Q for the Quarterly Period Ended November 30, 2009

Exhibit 31.1

2.      We note that your Section 302 certifications contain language that varies from the wording set forth in Item 601(b)(31) of Regulation S-K because the certifications include the certifying officer's title of "Treasurer" in the introductory sentence. Confirm that the individual certified the report in his individual capacity, and remove in future filings any title from the introductory sentence of the certification required by Item 601(b)(31) of Regulation S-K.

3.      Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note that "Registrant" is replaced by "Company" throughout the certification and that parenthetical language in paragraph 4(d) is missing. Please make appropriate revisions in future filings and note that the certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,


Anne Nguyen Parker
Branch Chief